

October 4, 2012

Via E-mail
Stephen R. Brown
President and Chief Executive Officer
Hudson Valley Holding Corp.
21 Scarsdale Road
Yonkers, NY 10707

> **Re:** **Hudson Valley Holding Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2012**
> **Filed August 9, 2012**
> **File No. 001-34453**

Dear Mr. Brown:

We have reviewed your response letter dated August 23, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2012

Note 4. Loans, page 15

1. We note your tabular disclosure on page 17 of the recorded investments and unpaid principal balances of your impaired loans and also that as of June 30, 2012 there are no allowance for loan losses attributed to your impaired loans. Noting your allowance for loan loss and charge-off policies on pages 9 and 10, please tell us in detail and revise future filings to describe how you measure the amount to charge-off related to collateral-dependent impaired

loans. Specifically, tell us and revise future filings to discuss whether you charge-off loans to the estimated fair value, to the unadjusted appraised value or to some other amount. If you do not charge-off loans to the estimated fair value, please explain to us why you do not maintain an allowance for loan loss on collateral-dependent loans for the qualitative adjustment related to estimated liquidation expenses disclosed on page 26.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief